Exhibit 99.1

News release…

Date: 5 May 2005
Ref: PR422g

Adoption of International Financial Reporting Standards

Rio Tinto will report its results for the six months to 30 June 2005 and subsequent periods in accordance with International Financial Reporting Standards (IFRS). This statement presents the Group’s IFRS balance sheets as at 31 December 2004 and 30 June 2004 together with the Group’s IFRS results and cash flows for the periods then ended. It also presents and explains the differences between the Group’s results and shareholders’ equity under IFRS and the amounts previously reported for these periods under UK Generally Accepted Accounting Principles (UK GAAP).

Salient points for year ended 31 December 2004

•	The change to reporting under IFRS does not affect the cash flow generation of Rio Tinto’s businesses and hence will not affect any commercial decisions.
•	2004 IFRS reported cash flow from operations, which includes dividends from equity accounted joint ventures and associates, is $4.5 billion pre-tax.
•	Net debt of $3.8 billion is practically unchanged under IFRS.
•	IFRS Net Earnings were $405 million higher than UK GAAP Net Earnings (which included the amortisation of goodwill).
•	To enhance understanding of the performance of Rio Tinto’s businesses an alternative earnings measure, Underlying Earnings, will be presented in addition to Net Earnings.
•	IFRS Underlying Earnings for 2004 were $2,272 million which compares with $2,221 million for UK GAAP Adjusted Earnings (which included the amortisation of goodwill).
•	Shareholders’ equity at 31 December 2004 is $707 million (six per cent) lower than UK GAAP.

IFRS is continuing to evolve through the issue and/or endorsement of new Standards and Interpretations and developments in the application of recently issued Standards. For that reason, it is possible that the amounts included in this announcement will change before they are presented as comparatives to the IFRS financial information issued by the Group in respect of the periods to 30 June 2005 and 31 December 2005. The amounts presented in this release do not reflect IAS 39 “Financial Instruments: Recognition and Measurement” which will be adopted with effect from 1 January 2005.

All dollars are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Net Earnings and Underlying Earnings

Year ended 31 December 2004	IFRS	UK GAAP
US$ millions
Net Earnings	3,218	2,813

Items excluded from Underlying Earnings/Adjusted Earnings
Asset write downs and provision for contract obligation	321	321
Profit on disposals of interests in businesses	(1,175)	(913)
Effect of exchange on US dollar debt	(80)	–
Mark to market of derivatives	(12)	–
Underlying Earnings/Adjusted Earnings	2,272	2,221
All numbers are stated net of tax and outside interests

Under UK GAAP, Rio Tinto presented an alternative measure of earnings, Adjusted Earnings, to provide insight into the underlying performance of its business. To achieve the same aim under IFRS, Rio Tinto will present Underlying Earnings as well as Net Earnings. The complexity of IFRS results in a greater number of items that need to be excluded from Net Earnings to provide a measure of underlying performance. Underlying Earnings will exclude impairments of non current assets and gains and losses from disposals of interests in businesses. It will also exclude certain items that, although included in the IFRS Income Statement, do not reflect the economic impact of the related transaction. For example, exchange differences on US dollar debt that are included in the US dollar IFRS Income Statement will be excluded from Underlying Earnings. Finally, as with Adjusted Earnings, Underlying Earnings will exclude transactions that are of a nature and size to require exclusion in order to achieve its aim of providing insight into the underlying performance of the business. The outcome is a measure of underlying performance that is similar to Adjusted Earnings. A fuller description of the exclusions from Underlying Earnings is on page 18.

Reconciliation of UK GAAP Earnings to IFRS Earnings

Year ended 31 December 2004		Adjusted
		Earnings/Underlying
US$ millions		Earnings	Net Earnings

UK GAAP		2,221	2,813
Reversal of goodwill amortisation	77
Post retirement benefits	25
Share based payments	(27)
Deferred tax	(7)
Other	(17)
		51	51
Profits on disposals of interests in businesses			262
Effect of exchange on US dollar debt			80
Mark to market of derivatives			12

IFRS		2,272	3,218
All adjustments are stated net of tax and outside interests

Reconciliation of shareholders’ equity under UK GAAP to shareholders’ equity under IFRS

US$ millions	31 Dec	1 Jan
	2004	2004

Shareholders’ equity under UK GAAP	12,584	10,037

Deferred tax	(899)	(885)
Post retirement benefits	(764)	(659)
Dividends	626	469
Exchange differences on capital expenditure hedges	162	93
Goodwill	74	–
Mark to market of derivatives	99	139
Other	(5)	6

Shareholders’ equity under IFRS	11,877	9,200

All adjustments are stated net of tax and outside interests

The Group’s transition date for IFRS is 1 January 2004. The principal differences between UK GAAP and IFRS are described below. All financial numbers are stated after tax and outside shareholders’ interests.

Reversal of goodwill amortisation
The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, will cease under IFRS. It will be replaced by annual impairment reviews of the carrying value of goodwill. Impairment charges relating to goodwill are quite likely in future reporting periods due to the finite life of the associated ore body. The charges may vary significantly from period to period.

The impact on Net Earnings in 2004 was a $77 million reduction (to zero) of the charge for amortisation of goodwill. At 31 December 2004, this increases the goodwill balance under IFRS by $74 million because the goodwill amortised under UK GAAP in 2004 has been reversed.

Post-retirement benefits
Under UK GAAP, the Group applied SSAP 24, ‘Accounting for Pension Costs’ under which post retirement benefit surpluses and deficits were spread over the expected average remaining service lives of relevant current employees. The International Accounting Standards Board (IASB) issued an amendment to IAS 19 “Employee Benefits” in December 2004. In preparing the IFRS information in this release, the directors have assumed that this revised standard will be endorsed by the EU and adopted in the Group’s 2005 financial statements. Under IAS 19 the basis of calculating the surplus or deficit under IFRS differs from SSAP 24. In addition, IAS 19 permits three alternative ways in which the surplus or deficit can be recognised. The Group has chosen to recognise actuarial gains and losses directly in shareholders’ equity via the Statement of Recognised Income and Expense. The annual service cost and net financial income on the assets and liabilities of the Group’s post retirement benefit plans are recognised through Net Earnings.

The impact on Net Earnings in 2004 was a $25 million reduction in the charge for post retirement benefits.

At 31 December 2004, the different bases for calculating the surplus or deficit and determining the amounts recognised on the balance sheet results in additional provisions of $764 million (net of deferred tax and outside interests) in the IFRS balance sheet compared to the UK GAAP balance sheet.

Share based payments
Under UK GAAP, no cost was recognised in respect of the Group’s share option schemes. IFRS requires the economic cost of share option plans to be recognised by reference to fair value on the grant date, and charged to the Income Statement over the expected vesting period. The IFRS charge in 2004 was $27 million and is included in Underlying Earnings.

Deferred tax on fair value adjustments arising on acquisitions
UK GAAP requires the recognition of deferred tax on all fair value adjustments to monetary items, and on fair value adjustments which reduce the carrying value of non-monetary items. IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill. IFRS Net Earnings will therefore benefit as the additional deferred tax provisions on upward revaluations of non-monetary items are released to the Income Statement in line with the amortisation of the related fair value adjustments.

For future acquisitions, these additional deferred tax provisions will be offset by increases to the value of goodwill or other acquired assets. For acquisitions prior to 1 January 2004, the increase in provisions has been reflected as a reduction in opening shareholders’ equity.

The impact on IFRS Net Earnings for 2004 was an increase of $29 million. At 31 December 2004, the IFRS balance sheet includes additional provisions of $720 million relating to deferred tax on fair value adjustments for prior year acquisitions.

Deferred tax on unremitted earnings
Under UK GAAP, tax was only provided on unremitted earnings to the extent that dividends were accrued or if there was a binding agreement for the distribution of earnings at the reporting date. Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associated companies, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future.

The impact on IFRS net earnings was a reduction of $16 million. At 31 December 2004, the IFRS balance sheet includes additional provisions of $74 million relating to deferred tax balances on unremitted earnings.

Deferred tax related to closure costs
Under IFRS, deferred tax is not provided on the depreciation of capitalised closure costs except to the extent that the capitalised amount was first recognised in accounting for an acquisition. This reduced IFRS Net Earnings for 2004 by $20 million and reduced IFRS shareholders' equity at 31 December 2004 by $105 million.

Profits on disposal of subsidiaries, joint ventures, associates and undeveloped properties
Differences occur in the measurement of the accounting gain on such transactions where there are differences in the book value of assets under the respective accounting rules. In 2004, the majority of the additional profit under IFRS arose because under UK GAAP goodwill that had been eliminated against reserves at the time of acquisition was reinstated and charged against earnings at the time of disposal. Such reinstatement does not apply under IFRS. In 2004 this increased IFRS Net Earnings by $262 million.

Exchange differences on net debt
The Group finances its operations primarily in US dollars, which is the currency in which the majority of its revenues are denominated. A substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Under IFRS, exchange gains and losses relating to US dollar debt and certain intragroup financing balances are included in the Group’s US dollar Income Statement, whereas under UK GAAP they were taken to reserves. In 2004 this increased IFRS net earnings by $80 million. Under both IFRS and UK GAAP the offsetting differences arising on the translation into US dollars of the local currency balance sheets are taken to reserves.

There is no difference between the IFRS Balance Sheet and the UK GAAP Balance Sheet due to these items.

At 1 January 2005, the main currency exposures arising from net debt and intragroup financing balances were liabilities of US$1.7 billion accounted for in Australian dollars and liabilities of US$0.5 billion accounted for in Canadian dollars. The exchange differences recorded in the Income Statement are a function not only of fluctuations in exchange rates but also fluctuations in the level of these balances during the period.

Mark to market of derivative contracts
It remains the Group’s general policy not to hedge on-going exposures to fluctuations in exchange rates, prices or interest rates although the Group is party to some derivative contracts. For example, the Group holds derivative contracts taken out by Group companies prior to their acquisition and from time to time the Group has used forward foreign currency contracts to hedge the non US dollar component of capital projects.

Some derivative contracts that qualified for hedge accounting under UK GAAP do not qualify for hedge accounting under IFRS because the instrument is not located in the operation which carries the exposure. These contracts are marked to market under IFRS, thereby giving rise to charges or credits to the Income Statement in periods before the hedged transaction is recognised.

At 31 December 2004, the marked to market value of derivative contracts, that under UK GAAP would have been eligible for hedge accounting, increases shareholders’ equity by $99 million.

Exchange differences on capital expenditure hedges
Some of the derivative contracts that were taken out to fix the non US dollar component of capital expenditure in previous periods do not qualify for hedge accounting under IFRS. The adjustment to the carrying value of property, plant & equipment that under UK GAAP had been stated net of realised exchange gains and losses on forward contracts hedging capital expenditure, increases shareholders’ equity by $162 million.

Dividends
Under IFRS, dividends that do not represent a present obligation at the reporting date are not included in the balance sheet. Hence, the Companies’ proposed dividends are not recognised in the Group accounts until the period in which they are declared by the directors.

This has no effect on Net Earnings or Underlying Earnings, but increases shareholders’ equity at 31 December 2004 by $626 million.

Functional currencies
From 2005, the functional currencies of Rio Tinto’s operations will be their local currencies with the exception of Escondida, Grasberg JV and Lihir for which the functional currency is the US dollar.

IAS 39 and IAS 32
The Group has elected to adopt IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” with effect from 1 January 2005 with no restatement of comparative information. The financial information for 30 June 2004 and 31 December 2004 does not therefore incorporate the effect of these Standards.

Subsidiaries, joint ventures and associates
The basis for determining the presentation of partially owned operations in the Group’s financial statements differs in certain respects between IFRS and UK GAAP. The Group has decided to adopt equity accounting for all jointly controlled entities.

Kennecott Energy’s Colowyo operation, which under UK GAAP was equity accounted, is consolidated under IFRS. Anglesey Aluminium, which was consolidated is now equity accounted.

Boyne Island Smelters, Queensland Alumina Limited, Eurallumina and NZAS which were proportionately consolidated under UK GAAP will be equity accounted under IFRS. This results in significant increases in accounts receivable and accounts payable in the Group balance sheet because amounts due to or from these operations by the rest of the Group are no longer eliminated on consolidation.

Rio Tinto Coal Australia’s Bengalla, Mount Thorley, Blair Athol, Hail Creek, Kestrel and Warkworth mines, Kennecott Minerals’ Greens Creek mine and the Grasberg Joint Venture which were equity accounted under UK GAAP will be proportionately consolidated under IFRS.

Cash flow statement and net debt

The pre-tax cash flow from operations of $4,452 million, including dividends from equity accounted joint ventures and associates, is practically the same under IFRS as it was under UK GAAP. Some operations previously equity accounted under UK GAAP are proportionately consolidated under IFRS and vice versa, with the effect that the increase in cash flow from subsidiary operations is largely offset by lower reported dividends from equity accounted joint ventures and associates. These reclassifications are explained fully above.

Similarly, net debt of $3,809 million is only $58 million higher under IFRS reflecting changes between equity accounting and proportionate consolidation for some operations. A sizeable proportion of Rio Tinto’s borrowings are denominated in currencies other than US dollar and then swapped into US dollars. Under UK GAAP, these borrowings are accounted for as if they were in US dollars. Under IFRS, the exchange gains and losses on the swaps must be shown separately in the balance sheet as financial assets or financial liabilities as appropriate. A reconciliation of net debt to the various balance sheet categories is shown on page 19. There is no change to the Group’s treasury policy, which is to manage net debt after taking account of such currency swaps.

Gearing increases from 22 per cent under UK GAAP to 23 per cent under IFRS because of the reduction in shareholders’ equity shown above. IFRS interest cover is 20 times (UK GAAP 20 times).

Non IFRS changes to segmental analysis

In addition to the differences in accounting rules laid down by IFRS, the following changes have been made to the way Rio Tinto presents its results.

Product groups/Business segments
The presentation of performance by business unit has been amended to reflect recent changes in management responsibilities. Rio Tinto Brasil is reported as part of the Iron Ore product group and Kennecott Land is reported in “other operations”. Both were previously reported as part of the Copper product group. Reflecting the new management structure implemented in 2004, the results of Coal & Allied are combined with those of Rio Tinto Coal Australia. In line with its obligations as a listed company Coal & Allied Industries Limited will continue to report its results separately.

US tax group
Certain adjustments relating to deferred taxation in operations in the US tax group, which were previously reported in “other items”, are reported within the US business units. This presentation more accurately reflects the performance of those business units.

Exploration incurred by business units
In addition to expenditure managed by Rio Tinto’s Exploration group, the charge to the Income Statement for exploration and evaluation includes expenditure on early stage evaluation of exploration discoveries and near mine exploration expenditure managed by Rio Tinto’s product groups and business units. In future, all near mine exploration will be reported as part of the respective product group to reflect the management accountability for the expenditure.

The tax and exploration reallocations above have not been reflected in the UK GAAP columns of the business unit tables on pages 21-22 and pages 29-30.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 791 722 7365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto restatement of 2004 Financial Information under IFRS

INTRODUCTION
The European Union (EU) approved a Regulation in 2002 that requires listed companies in the EU (including Rio Tinto plc) to prepare consolidated financial statements for accounting periods beginning on or after 1 January 2005 in accordance with the Standards and Interpretations included within International Financial Reporting Standards (IFRS) that have been endorsed by the EU. Similarly, Australian companies (including Rio Tinto Limited) are required to adopt IFRS from 1 January 2005. Accordingly, Rio Tinto will prepare its consolidated accounts for the six months ending 30 June 2005 and subsequent reporting periods on the basis of the Standards and Interpretations within IFRS that have been (or, in the case of the interim accounts, are expected to be) endorsed by the EU.

As part of the Group's transition to IFRS, the directors have prepared IFRS financial information for the six months ended 30 June 2004 and the year ended 31 December 2004 (hereinafter 'the 2004 IFRS financial information'), which is included on pages 23 to 30 and pages 15 to 22 of this Press Release respectively. It is intended that this financial information will be included as comparative information in the Group's half year report for the period ending 30 June 2005 and its financial statements for the year ending 31 December 2005 respectively.

The basis of preparation and accounting policies used in preparing the 2004 IFRS financial information are set out below, which describe how IFRS has been applied under IFRS 1, including the assumptions made by the Group about the Standards and Interpretations expected to be effective, and the policies expected to be adopted, when the Group issues its first complete set of IFRS financial statements for the year ending 31 December 2005. However, the basis of preparation and accounting policies may require adjustment before the Group issues its first complete set of IFRS financial statements.

This is because Standards currently in issue and endorsed by the EU are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’), and further Standards may be issued by the International Accounting Standards Board (‘IASB’) that will be adopted by the Group in its first complete set of IFRS financial statements for the year ending 31 December 2005. Also, the directors have assumed that the Group's first complete set of IFRS financial statements will be able to reflect certain Standards and Interpretations currently in issue which have yet to be endorsed by the EU.

Additionally, IFRS is currently being applied in a large number of countries for the first time. Due to a number of new and revised Standards included within IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve.

At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied in the Group's first complete set of IFRS financial statements for the year ending 31 December 2005 may be subject to change.

BASIS OF PREPARATION
Except as described below, the 2004 IFRS financial information on pages 15 to 30 has been prepared on the basis of all IFRS Standards and Interpretations published by 31 December 2004.

A number of IFRS Standards and Interpretations are not yet mandatory but can be adopted early under their respective transition arrangements. The Group has early adopted IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures' and IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'. These Standards and Interpretations have not yet been endorsed by the EU.

In preparing the 2004 IFRS financial information, the Group has not applied the following pronouncements for which adoption is not mandatory until the year ending 31 December 2006 and which have not yet been endorsed by the EU:

IFRIC 3 'Emission Rights'
IFRIC 4 'Determining Whether an Arrangement Contains a Lease'

The Group is currently evaluating the impact of these pronouncements and may decide to adopt them in the year ending 31 December 2005, assuming they are endorsed by the EU - in which case the 2004 IFRS financial information will need to be restated.

The Group’s transition date to IFRS is 1 January 2004. The rules for first-time adoption of IFRS are set out in IFRS 1 'First-time adoption of International Financial Reporting Standards'. In preparing the 2004 IFRS financial information, these transition rules have been applied to the amounts reported previously under generally accepted accounting principles in the United Kingdom ('UK GAAP').

IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. Rio Tinto has applied the following exemptions:

•	The Group has not restated business combinations that occurred before the date of transition to comply with IFRS 3 'Business Combinations'. This means that:
	–	The 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies ('DLC') structure continues to be accounted for as a merger;
	–	Additional deferred tax provisions recognised in respect of upward revaluations of non-monetary assets held by previously acquired entities have been recognised as a reduction of shareholders' funds on the date of transition;

•	The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date;

•	The Group has elected to adopt IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 1 January 2005, with no restatement of comparative information for 2004. Accounting policy note (p) explains the basis of accounting for financial instruments in the 2004 IFRS financial information;

•	The Group has elected to adopt IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' with effect from 1 January 2005, with no restatement of comparative information for 2004; and

•	The Group has applied IFRS 2 'Share-based Payment' retrospectively to all share-based payments which had not vested at 1 January 2004, the date chosen by the Group as the effective date for application of IFRS 2.

In addition, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies.

UK GAAP FINANCIAL INFORMATION
The UK GAAP financial information for the year ended 31 December 2004, presented on pages 15 to 22, is based on the Group’s full financial statements for that year, which were prepared in accordance with UK GAAP and on the historical cost basis. These financial statements have been filed with the Registrar of Companies and the Australian Securities and Investment Commission.

The auditors’ report on the financial statements for the year ended 31 December 2004 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations).

The UK GAAP financial information for the period ended 30 June 2004, presented on page 23 to 30, is based on the Group’s half year report for that period, which was prepared using accounting policies consistent with those applied in the Group’s full financial statements for the year ended 31 December 2004. This interim financial information is unaudited.

Certain changes have been made to the presentation of the UK GAAP financial information reported in the Group’s full financial statements for the year ended 31 December 2004 and half year report for the period ended 30 June 2004, as follows:

•	The formats of the balance sheet, profit and loss account and cash flow statement have been modified to align them with the IFRS formats, to simplify presentation of the adjustments required to arrive at the IFRS figures;

•	Turnover has been restated to gross up certain amounts charged to customers for freight and handling, which previously were deducted from operating costs. This has no effect on shareholders' equity, Net earnings or Underlying earnings;

•	The presentation of performance by business unit has been amended to reflect recent changes in management responsibilities. Rio Tinto Brasil is reported as part of the Iron Ore product group and Kennecott Land is reported in 'other operations'. Both were previously reported as part of the Copper product group. Reflecting the new management structure implemented in 2004, the results of Coal & Allied is combined with those of Rio Tinto Coal Australia. In line with its obligations as a listed company Coal & Allied Industries Limited will continue to report its results separately.

PRESENTATIONAL CHANGES
Certain items previously reported as ‘central items’ within the financial information by Business Units have now been allocated to the Business Units to which they relate. This reflects the way in which this information will be presented in the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005.

ACCOUNTING POLICIES ADOPTED UNDER IFRS
a Accounting convention
The 2004 IFRS financial information has been prepared under the historical cost convention as modified by the revaluation of certain derivative contracts as set out in note (p) below.

b Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together 'the Group') and their respective subsidiaries.

Subsidiaries: Subsidiaries are entities over which the Group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Group owns more than one half of the voting rights (which does not always equate to percentage ownership) unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the parent and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as 'Outside equity shareholders' interests' on the consolidated balance sheet and consolidated income statement.

Associates: An associate is an entity that is neither a subsidiary nor joint venture over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it is actively involved and influential in policy decisions affecting the entity. The Group's share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group's share of the associate's results less any impairment of goodwill and any other changes to the associate's net assets such as dividends.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the consent of more than one venturer. The Group has two types of joint ventures:

Jointly controlled entities ('JCEs'): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method.

Jointly controlled assets ('JCAs'): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group's proportionate interest in the assets, liabilites, revenues, expenses and cash flows of JCAs are incorporated into the Group's financial statements under the appropriate headings.

Acquisitions and disposals: The results of businesses acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold. Where a disposal represents a separate major line of business or geographical area of operations, the net results attributable to the disposal are shown separately.

c Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as turnover where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs.

Turnover excludes any applicable sales taxes. Mining royalties are presented as an operating cost. Gross turnover shown in the income statement includes the Group's share of the turnover of equity accounted JCEs and associates. By-product revenues are included in turnover.

A large proportion of Group production is sold under medium to long term contracts, but turnover is only recognised on individual sales when persuasive evidence exists indicating that all of the following criteria are met:
– the significant risks and rewards of ownership of the product have been transferred to the buyer;
– neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;
– the amount of revenue can be measured reliably;
– it is probable that the economic benefits associated with the sale will flow to the Group;
– the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied when title passes to the customer. In most instances turnover is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer's premises.

The turnover from sales of many products is subject to adjustment based on an inspection of the product by the customer. In such cases, turnover is initially recognised on a provisional basis using the Group's best estimate of contained metal. Any subsequent adjustments to the initial estimate of metal content are recorded in turnover once they have been determined.

Certain products are 'provisionally priced', i.e. the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Turnover is initially recognised when the conditions set out above have been met, using market prices at that date. At each reporting date the provisionally priced metal is marked to market, with adjustments recorded in turnover, based on the forward selling price for the quotational period stipulated in the contract until the quotational period expires. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

d Currency translation
The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For most entities, this is the local currency of the country in which it operates. Transactions other than those in the functional currency of the entity are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

On consolidation, income statement items are translated into US dollars, which is the Group's presentation currency, at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are dealt with through reserves.

Exchange gains and losses which arise on balances between Group entities are taken to reserves where that balance is, in substance, part of a parent's net investment in its subsidiary.

The Group finances its operations primarily in US dollars and a substantial part of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group's income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group's income statement is dependent on the functional currency of the particular subsidiary where the debt is located.

Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

e Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill on acquisition of subsidiaries and JCAs is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted entities.

In 1997 and previous years goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS. Goodwill on the Group's opening IFRS balance sheet in respect of acquisitions prior to 1 January 2004 is therefore stated at its carrying amount on that date under UK GAAP.

Goodwill is not amortised; rather it is tested annually for impairment and, under IFRS 1, was reviewed for impairment at the transition date. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing.

Finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis as appropriate.

f Exploration and evaluation
The Group has continued its UK GAAP policy for the recognition and measurement of exploration and evaluation expenditure, in accordance with IFRS 6 'Exploration for and Evaluation of Mineral Resources'.

Exploration and evaluation expenditure comprises costs which are directly attributable to:
– researching and analysing existing exploration data;
– conducting geological studies, exploratory drilling and sampling;
– examining and testing extraction and treatment methods; and
– compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.

Capitalisation of exploration expenditure commences on acquisition of a beneficial interest or option in mineral rights. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date. Full provision is made for impairment unless there is a high degree of confidence in the projects viability. If a project does not prove viable, all irrecoverable costs associated with the project and the related impairment provisions are written off.

When it is decided to proceed with development, any impairment provisions raised in previous years are reversed to the extent that the relevant costs are expected to be recovered. If the project proceeds to development, the amounts included within intangible assets are transferred to property, plant and equipment.

g Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under 'Mining properties and leases' together with any amount transferred from 'Exploration and evaluation'. This includes costs incurred in preparing the site for mining operations, including stripping costs (see below). Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

h Mining properties and leases
As noted above, stripping (ie overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation. These may relate to a discrete section of the ore body, for example.

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are presented within 'Mining properties and leases'. The amount of stripping costs deferred is based on the ratio ('Ratio') obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the Ratio falls short of the life of mine Ratio. The life of mine Ratio is based on proven and probable reserves of the operation.

In some operations, there are distinct periods of new development during the production stage of the mine. The new development will be characterised by a major departure from the life of mine stripping Ratio. Excess stripping costs during such periods are deferred and charged against reported profits in subsequent periods on a units of production basis.

If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Deferred stripping costs form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortisation of deferred stripping costs is included in depreciation of 'Property, plant and equipment' or in the Group's share of the results of its equity accounted operations, as appropriate. Changes to the life of mine stripping Ratio are accounted for prospectively.

i Depreciation and impairment
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Buildings	10 to 40 years
Plant and equipment	3 to 35 years
Land	Not depreciated

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves (and, for some mines, mineral resources). Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. This applies to the Group's share of the assets held by associates and joint ventures as well as the assets held by the Group itself.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) or 'fair value less costs to sell'. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm's length transaction. Future cash flows are based on:
– estimates of the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
– future production levels;
– future commodity prices (assuming the current market prices will revert to the Group's assessment of the long term average price, generally over a period of three to five years); and
– future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

IAS 36 'Impairment of assets' includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure. When calculating 'value in use', it also requires that calculations should be based on exchange rates current at the time of the assessment.

For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. These estimates are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36.

The discount rate applied is based upon the Group's weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

j Determination of ore reserves
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs.

In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

k Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments and are subject to formal review at regular intervals.

The amortisation or 'unwinding' of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost. Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance sheet date. All other costs of continuous rehabilitation are charged to the income statement as incurred.

Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost.

l Inventories
Inventories are valued at the lower of cost and net realisable value on a first in, first out ('FIFO') basis. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production, including the appropriate proportion of depreciation and overheads. For this purpose the costs of production include:
– labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
– the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
– production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence because it exceeds the mine's cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non-current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

m Deferred tax
 Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions.
Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:
– tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
– deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination. Furthermore, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated; and
– deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

n Employee benefits
For defined benefit post-employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Actuarial gains and losses arising in the year are taken to the Statement of Recognised Income and Expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group's share of the results of equity accounted operations as appropriate.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group's contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

o Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held on call with banks, short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, and bank overdrafts which are repayable on demand.

p Financial instruments
The Group's policy with regard to 'Treasury management and financial instruments' is set out in the Financial Review on page 35 of the Group's 2004 Annual Report and financial statements. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.

Derivative contracts held by the Group are accounted for as follows:

– Amounts receivable and payable in respect of interest rate swaps are recognised as adjustments to net interest over the life of the contract
– Derivative contracts which have been entered into by the Group in respect of its firm commitments or anticipated transactions, in order to hedge its exposure to fluctuations in exchange rates against the US dollar, and which are located in the entity with the exposure, are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. Where such contracts are not located in the entity with the exposure they are marked to market at the balance sheet date giving rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised.
– Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities are matched against the losses or gains on the hedged items in the income statement. Where currency swaps are held with different counterparties to the underlying borrowing the fair value of the swaps is shown separately in the balance sheet as there is no legal right of offset.

The Group has certain quoted investments in companies which are not subsidiaries, associates or joint ventures which are held for the long term. These investments are accounted for at cost less provisions for diminution in value.

q Share based payments
Most of the Group's share based payment plans are settled by the issue of shares by the relevant parent company. The fair value of the share plans is recognised as an expense over the expected vesting period. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (e.g. Total Shareholder Return). When market prices are not available, the Group uses fair values provided by independent actuaries based on an actuarial binomial model.

Non-market based vesting conditions (e.g. earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

Group income statement
Year ended 31 December 2004

	UK GAAP (a)		Adjustments		IFRS
	US$m		US$m		US$m

Gross turnover (including share of jointly controlled entities and associates)	14,608		(78)		14,530

Share of jointly controlled entities' and associates' turnover	(2,809)		1,233		(1,576)

Consolidated turnover	11,799		1,155		12,954
Operating costs (excluding impairment charges)	(9,519)		(730)		(10,249)
Impairment charges (b)	(558)		–		(558)
Profit on disposal of businesses and investments	920		260		1,180

Operating profit	2,642		685		3,327
Share of profit after tax of jointly controlled entities and associates	814		(291)		523

Profit before finance costs and taxation	3,456		394		3,850

Finance items
Exchange gains on external debt and intragroup balances	–		119		119
Gains on derivatives not qualifying for hedge accounting	–		16		16
Net interest payable and similar charges	(113)		(7)		(120)
Amortisation of discount related to provisions	(100)		13		(87)

	(213)		141		(72)

Profit before taxation	3,243		535		3,778

Taxation	(488)		(125)		(613)

Profit for the year	2,755		410		3,165
Attributable to outside equity shareholders	58		(5)		53

Attributable to equity shareholders of Rio Tinto (Net earnings)	2,813		405		3,218

Basic earnings per ordinary share	204.0	c	29.3	c	233.3	c
Diluted earnings per ordinary share	203.6	c	29.3	c	232.9	c

(a)	For an explanation of the basis of UK GAAP figures in this document, see 'UK GAAP financial information' on page 10.
(b)	Under both UK GAAP and IFRS, the tax credit attributable to impairment charges is US$108 million, and the net charge attributable to outside equity shareholders is US$129 million.
(c)	The results relate wholly to continuing operations.

Group cash flow statement
Year ended 31 December 2004

	UK GAAP	Adjustments	IFRS
	US$m	US$m	US$m

Cash flow from subsidiary operations	3,621	353	3,974

Dividends from jointly controlled entities and associates	828	(350)	478

Cash flow from operations	4,449	3	4,452

Interest received	23	5	28
Interest paid	(168)	(11)	(179)
Dividends paid to outside shareholders	(61)	5	(56)
Tax paid	(875)	10	(865)

Cash flow from operating activities	3,368	12	3,380

Cash flow from investing activities
Disposals less acquisitions of subsidiaries, joint ventures & associates	1,511	(4)	1,507
Purchase of property, plant & equipment and intangible assets	(2,164)	(92)	(2,256)
Funding of Group share of jointly controlled entities' and associates' capital expenditure	(33)	33	–
Other funding of jointly controlled entities and associates	15	(6)	9
Exploration and evaluation expenditure	(193)	3	(190)
Proceeds from sale of property, plant and equipment and intangible assets	40	1	41
Sales less purchases of other investments	250	(19)	231
Cash flows relating to derivatives	–	77	77

Cash used in investing activities	(574)	(7)	(581)

Cash flow before financing activities	2,794	5	2,799

Cash flow from subsidiary operations
Equity dividends paid to Rio Tinto shareholders	(906)	–	(906)
Net proceeds from issue of ordinary shares in Rio Tinto	26	–	26
Net proceeds from issue of ordinary shares in subsidiaries to outside shareholders	7	–	7
Finance lease principal payments	–	(20)	(20)
Net proceeds from issue of new borrowings	205	1	206
Repayment of borrowings	(2,038)	(3)	(2,041)
Cash flow relating to liquid resources not classified as cash and cash equivalents	90	(67)	23

Cash used in financing activities	(2,616)	(89)	(2,705)

Increase in cash and cash equivalents	178	(84)	94

Cash flow from operations
Profit for the year	2,755	410	3,165
Taxation	488	125	613
Net interest payable and amortisation of discount	213	(6)	207
Share of profit after tax of jointly controlled entities and associates	(814)	291	(523)
Profit on disposals of interests in businesses	(920)	(260)	(1,180)
Depreciation and amortisation	1,204	(33)	1,171
Charge for impairment	558	–	558
Exploration and evaluation charged against profit	187	3	190
Provisions	147	45	192
Utilisation of provisions	(186)	(34)	(220)
Change in inventories	(179)	(38)	(217)
Change in trade and other receivables	(48)	(49)	(97)
Change in trade and other payables	168	66	234
Gains on derivatives not qualifying as hedges under IFRS	–	(16)	(16)
Exchange gains on external debt and intragroup balances	–	(119)	(119)
Other items	48	(32)	16

	3,621	353	3,974

Group balance sheet
At 31 December 2004

	UK GAAP	Adjustments	IFRS
	US$m	US$m	US$m

Non-current assets
Goodwill	1,139	(64)	1,075
Intangible assets	97	92	189
Property, plant and equipment	16,605	116	16,721
Investments in jointly controlled entities and associates	2,513	(497)	2,016
Loans to jointly controlled entities	130	–	130
Inventories	38	30	68
Trade and other receivables	656	114	770
Deferred tax assets	42	10	52
Tax recoverable	138	(13)	125
Derivatives related to net debt	–	494	494
Other financial assets	138	137	275

	21,496	419	21,915

Current assets
Inventories	1,988	(36)	1,952
Loans to jointly controlled entities	36	10	46
Trade and other receivables	1,690	142	1,832
Tax recoverable	33	(4)	29
Derivatives related to net debt	–	29	29
Other financial assets	76	23	99
Other liquid resources	2	12	14
Cash and cash equivalents	390	2	392

	4,215	178	4,393

Current liabilities
Bank overdrafts repayable on demand	(68)	2	(66)
Borrowings	(738)	(51)	(789)
Trade and other payables	(2,400)	647	(1,753)
Tax payable	(189)	47	(142)
Provisions	(199)	6	(193)

	(3,594)	651	(2,943)

Net current assets	621	829	1,450

Non-current liabilities
Borrowings	(3,337)	(546)	(3,883)
Trade and other payables	(338)	(572)	(910)
Tax payable	(63)	(24)	(87)
Deferred tax liabilities	(1,407)	(728)	(2,135)
Provisions	(3,452)	(307)	(3,759)

	(8,597)	(2,177)	(10,774)

Net assets	13,520	(929)	12,591

Capital and reserves
Share capital
– Rio Tinto plc	155	17	172
– Rio Tinto Limited (excl. Rio Tinto plc interest)	1,133	–	1,133
Share premium account	1,650	172	1,822
Other reserves	326	106	432
Profit and loss account	9,320	(1,002)	8,318

Total shareholders' equity	12,584	(707)	11,877
Attributable to outside equity shareholders	936	(222)	714

Total equity	13,520	(929)	12,591

Group statement of recognised income and expense under IFRS
Year ended 31 December 2004

		Attributable	Outside	Total
		to the	interests
		parents
		US$m	US$m	US$m

Profit for the year		3,218	(53)	3,165
Actuarial losses on post retirement benefit plans		(129)	(24)	(153)

Total recognised income for the period		3,089	(77)	3,012

Statement of changes in equity under IFRS
Year ended 31 December 2004

		Equity	Outside	Total
		attributable	interests	equity
		to the
		parents
		US$m	US$m	US$m

Balance at 1 January 2004		9,200	823	10,023

Currency translation adjustment		445	44	489
Total recognised income for the period		3,089	(77)	3,012
Employee share options charged to income statement		27	–	27
Dividends		(910)	(56)	(966)
Subsidiaries disposed of		–	(27)	(27)
Ordinary shares issued		26	7	33

Balance at 31 December 2004		11,877	714	12,591

Reconciliation of net earnings to Underlying earnings under IFRS

	Pre-tax	Taxation	Outside	Net
			interests	amount
Adjustments				US$m

Gains/(losses) relating to disposals of:
– Subsidiaries	207	(9)	4	202
– Joint ventures	61	–	–	61
– Associates	778	–	–	778
– Other investments and undeveloped properties	134	–	–	134

	1,180	(9)	4	1,175

Impairment charges
– Palabora	(398)	108	129	(161)
– Colowyo	(160)	–	–	(160)

	(558)	108	129	(321)

Exchange differences and derivatives
– Exchange gains on external US$ debt and intragroup balances	119	(28)	(11)	80
– Gains on derivatives not qualifying for hedge accounting	16	(8)	–	8
– Exchange differences and non-qualifying derivatives in jointly controlled
entities and associates (net of tax)	4	–	–	4

	139	(36)	(11)	92

Total excluded from Underlying earnings	761	63	122	946

Net earnings	3,778	(613)	53	3,218

Underlying earnings	3,017	(676)	(69)	2,272

This alternative measure of earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. The items to be excluded from Net earnings in arriving at ‘Underlying earnings’ are as follows:

–	Gains and losses arising on the disposal of interests in businesses and undeveloped properties
–	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure
–	Exchange gains and losses on US dollar debt and intragroup balances
–	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts
–	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar
–	Other credits and charges that individually, or in aggregate if of a similar type, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance.

Prima facie tax reconciliation under IFRS
Year ended 31 December 2004

					IFRS
					US$m

Profit before taxation					3,778
Deduct: share of net profit of jointly controlled entities and associates					(523)

Parent companies' and subsidiaries' profit before tax					3,255

Prima facie tax payable at UK and Australian rate of 30%					977

Impact of items excluded from Underlying earnings					(290)

Permanent differences relating to:
Other tax rates applicable outside the UK and Australia					(33)
Resource depletion and other depreciation allowances					(25)
Research, development and other investment allowances					(7)
Exchange differences relating to deferred tax balances					(12)
Other					3

					(74)

Total taxation charge for the year ended 31 December 2004					613

Consolidated net debt under IFRS
At 31 December 2004

		Cash and	Other	Borrowings	Net debt
		cash	liquid
		equivalents	resources		US$m

Analysis of changes in consolidated net debt
At 1 January		241	34	(5,985)	(5,710)
Adjustment on currency translation		(7)	3	(199)	(203)
Exchange gains/(losses) charged to the income statement		(2)	–	163	161
Exchange gains/(losses) taken through reserves		–	–	5	5
Company no longer consolidated		–	–	12	12
Finance lease principal repayments		–	–	20	20
Per cash flow statement		94	(23)	1,835	1,906

Net debt at 31 December		326	14	(4,149)	(3,809)

	Derivatives	Cash and	Other	Borrowings	Net debt
related to net		cash	liquid
	debt	equivalents	resources		US$m

Reconciliation to balance sheet categories
Non-current	494	–	–	(3,883)	(3,389)
Current	29	392	14	(789)	(354)
Bank overdrafts repayable on demand	–	–	–	(66)	(66)

Total per balance sheet	523	392	14	(4,738)	(3,809)
Reallocations	(523)	(66)	–	589	–

Net debt per above	–	326	14	(4,149)	(3,809)

					US$m

Reconciliation to UK GAAP net debt
Net debt reported under UK GAAP					(3,751)
Effect of reclassification of subsidiaries and joint ventures					(58)

Net debt reported under IFRS					(3,809)

Product analysis
Year ended 31 December 2004

IFRS		UK GAAP	Adjustments	IFRS
%		US$m	US$m	US$m

	Gross turnover
15.4	Copper	2,233	-	2,233
4.4	Gold (all sources)	634	-	634
20.2	Iron ore	2,932	(1)	2,931
18.6	Coal	2,665	44	2,709
16.0	Aluminium	2,441	(121)	2,320
15.0	Industrial minerals	2,175	-	2,175
5.1	Diamonds	744	-	744
5.3	Other products	784	-	784

100.0		14,608	(78)	14,530

	Net earnings
32.6	Copper, gold and by-products	861	1	862
21.4	Iron ore	569	(4)	565
15.7	Coal	350	66	416
12.5	Aluminium	334	(3)	331
9.7	Industrial minerals	236	20	256
7.1	Diamonds	169	19	188
1.0	Other products	25	–	25

100.0		2,544	99	2,643
	Exploration and evaluation	(152)	24	(128)
	Net interest	(57)	(12)	(69)
	Other items	(114)	(60)	(174)

	Underlying earnings	2,221	51	2,272
	Items excluded from Underlying earnings	592	354	946

	Net earnings	2,813	405	3,218

Geographical analysis (by country of origin)
Year ended 31 December 2004

IFRS		UK GAAP	Adjustments	IFRS
%		US$m	US$m	US$m

	Gross turnover
31.5	North America	4,553	18	4,571
48.3	Australia and New Zealand	7,000	23	7,023
7.8	South America	1,131	–	1,131
5.8	Africa	850	–	850
2.2	Indonesia	314	–	314
4.4	Europe and other countries	760	(119)	641

100.0		14,608	(78)	14,530

	Net earnings
35.4	North America	730	99	829
48.3	Australia and New Zealand	1,109	21	1,130
15.5	South America	382	(18)	364
0.1	Africa	15	(13)	2
1.9	Indonesia	48	(4)	44
(1.2)	Europe and other countries	(6)	(22)	(28)

100.0		2,278	63	2,341
	Net interest	(57)	(12)	(69)

	Underlying earnings	2,221	51	2,272
	Items excluded from Underlying earnings	592	354	946

	Net earnings	2,813	405	3,218

The above analyses include Rio Tinto's share of the results of jointly controlled entities and associates including interest.

The amortisation of discount is included in the applicable product category and geographical area. Other financing costs of subsidiaries are included in 'Net interest'.

Rio Tinto financial information by business unit
Year ended 31 December 2004

		Gross turnover (a)		EBITDA (b)		Net earnings (c)
	Rio Tinto
	interest	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	%	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	1,858	1,858	800	772	447	430
Robe River	53.0	614	614	325	318	119	130
Iron Ore Company of Canada	58.7	428	428	55	55	3	4
Rio Tinto Brasil	100.0	109	109	31	31	1	1

		3,009	3,009	1,211	1,176	570	565

Energy
Kennecott Energy	100.0	1,107	1,125	277	298	119	180
Rio Tinto Coal Australia	100.0	1,559	1,585	540	536	231	236
Rössing	68.6	124	124	8	8	(4)	(4)
Energy Resources of Australia	68.4	174	174	70	70	19	19

		2,964	3,008	895	912	365	431

Industrial Minerals		2,126	2,126	538	554	223	243

Aluminium	(d)	2,478	2,356	720	688	334	331

Copper
Kennecott Utah Copper	100.0	1,091	1,091	498	498	294	311
Escondida	30.0	1,003	1,003	699	699	416	406
Freeport		43	43	7	7	(4)	(4)
Grasberg joint venture	40.0	159	159	102	98	38	32
Palabora	49.2	305	305	(20)	(20)	(21)	(21)
Kennecott Minerals	100.0	263	263	129	130	79	82
Other Copper		169	169	91	91	54	54

		3,033	3,033	1,506	1,503	856	860

Diamonds
Argyle	100.0	322	322	102	102	23	40
Diavik	60.0	420	420	316	316	145	147
Murowa	78.0	2	2	1	1	1	1

		744	744	419	419	169	188

Other Operations		167	167	81	81	27	25

Product Group Total		14,521	14,443	5,370	5,333	2,544	2,643

Other items		87	87	(221)	(250)	(114)	(174)
Exploration and evaluation				(187)	(142)	(152)	(128)
Net interest						(57)	(69)

Underlying earnings				4,962	4,941	2,221	2,272
Items excluded from Underlying earnings				771	1,170	592	946

Total		14,608	14,530	5,733	6,111	2,813	3,218

Depreciation & amortisation in subsidiaries				(1,204)	(1,171)
Impairment charges				(408)	(548)
Depreciation & amortisation in jointly controlled entities and associates				(271)	(228)
Taxation and finance items in jointly controlled entities and associates				(394)	(314)

Profit before finance costs and tax				3,456	3,850

(a)	Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of jointly controlled entities and associates. UK GAAP turnover has been restated to gross up certain amounts charged to customers for freight and handling, which previously were deducted from operating costs.
(b)	EBITDA of subsidiaries, jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount, but exclude movements relating to foreign exchange on net debt, and the impact of fair value adjustments to derivatives not qualifying for hedge accounting under IFRS. Business unit net earnings exclude items that are not included in the Group's definition of Underlying earnings.
(d)	Includes Rio Tinto's interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(e)	Business units have been classified above according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.
(f)	Certain items previously reported as central items have been allocated to the Business Units to which they relate. This reflects the way in which this information will be presented in the Group's first complete set of IFRS financial statements for the year ending 31 December 2005.

Rio Tinto financial information by business unit (continued)
Year ended 31 December 2004

		Capital expenditure (g)		Depreciation & amortisation (h)		Operating assets (i)
	Rio Tinto
	interest	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	%	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	745	757	161	158	2,211	2,234
Robe River	53.0	109	109	93	83	1,910	1,640
Iron Ore Company of Canada	58.7	51	51	41	41	530	521
Rio Tinto Brasil	100.0	18	18	6	7	50	50

		923	935	301	289	4,701	4,445

Energy
Kennecott Energy	100.0	169	162	118	86	447	810
Rio Tinto Coal Australia	100.0	65	73	167	167	1,378	1,282
Rössing	68.6	2	2	15	15	40	40
Energy Resources of Australia	68.4	7	7	35	35	179	179

		243	244	335	303	2,044	2,311

Industrial Minerals		248	248	176	173	2,170	2,209

Aluminium		449	505	202	190	3,683	3,422

Copper
Kennecott Utah Copper	100.0	63	69	90	90	1,082	1,075
Escondida	30.0	113	113	54	54	624	594
Freeport		–	–	3	3	–	–
Grasberg joint venture	40.0	35	30	43	43	428	397
Palabora	49.2	30	30	41	41	358	360
Kennecott Minerals	100.0	36	36	27	27	166	135
Other Copper		42	48	23	23	190	192

		319	326	281	281	2,848	2,753

Diamonds
Argyle	100.0	89	89	58	44	666	639
Diavik	60.0	49	49	67	64	599	574
Murowa	78.0	14	14	–	–	16	16

		152	152	125	108	1,281	1,229

Other Operations		52	13	45	45	250	242

Product Group total		2,386	2,423	1,465	1,389	16,977	16,611

Other items		8	8	416	556	(714)	(930)
Exploration and evaluation		(3)	(3)	2	2	72	5
Less: jointly controlled entities and associates		(234)	(213)	(271)	(228)

Total		2,157	2,215	1,612	1,719	16,335	15,686

Less: net debt						(3,751)	(3,809)

Total shareholders' equity						12,584	11,877

(g)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(h)	Depreciation figures include 100 per cent of subsidiaries' depreciation and amortisation and include Rio Tinto's share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation charge for the Group.
(i)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For jointly controlled entities and associates, Rio Tinto's net investment is shown.

Group income statement
Six months ended 30 June 2004

	UK GAAP (a)		Adjustments		IFRS
	US$m		US$m		US$m

Gross turnover (including share of jointly controlled entities and associates)	6,839		(34)		6,805

Share of jointly controlled entities' and associates' turnover	(1,299)		512		(787)

Consolidated turnover	5,540		478		6,018
Operating costs (excluding impairment charges)	(4,449)		(397)		(4,846)
Impairment charges	(160)		–		(160)
Profit on disposal of businesses and investments	606		269		875

Operating profit	1,537		350		1,887
Share of profit after tax of jointly controlled entities and associates	325		(49)		276

Profit before finance costs and taxation	1,862		301		2,163

Finance items
Exchange losses on external debt and intragroup balances	–		(191)		(191)
Losses on derivatives not qualifying for hedge accounting	–		(9)		(9)
Net interest payable and similar charges	(66)		(5)		(71)
Amortisation of discount related to provisions	(46)		5		(41)

	(112)		(200)		(312)

Profit before taxation	1,750		101		1,851

Taxation	(291)		63		(228)

Profit for the period	1,459		164		1,623
Attributable to outside equity shareholders	(20)		8		(12)

Attributable to equity shareholders of Rio Tinto (Net earnings)	1,439		172		1,611

Basic earnings per ordinary share	104.4	c	12.4	c	116.8	c
Diluted earnings per ordinary share	104.2	c	12.5	c	116.7	c

(a) For an explanation of the basis of UK GAAP figures in this document, see 'UK GAAP financial information' on page 10.
(b) The results relate wholly to continuing operations.

Group cash flow statement
Six months ended 30 June 2004

	UK GAAP	Adjustments	IFRS
	US$m	US$m	US$m

Cash flow from subsidiary operations	1,601	131	1,732

Dividends from jointly controlled entities and associates	426	(138)	288

Cash flow from operations	2,027	(7)	2,020

Interest received	12	2	14
Interest paid	(95)	(5)	(100)
Dividends paid to outside shareholders	(24)	–	(24)
Tax paid	(546)	3	(543)

Cash flow from operating activities	1,374	(7)	1,367

Cash flow from investing activities
Disposals less acquisitions of subsidiaries, joint ventures & associates	1,137	–	1,137
Purchase of property, plant & equipment and intangible assets	(957)	(71)	(1,028)
Funding of Group share of jointly controlled entities' and associates' capital expenditure	(12)	12	–
Exploration and evaluation expenditure	(79)	6	(73)
Proceeds from sale of property, plant and equipment and intangible assets	5	–	5
Sales less purchases of other investments	158	(34)	124
Cash flows relating to derivatives	–	78	78

Cash from investing activities	252	(9)	243

Cash flow before financing activities	1,626	(16)	1,610

Cash flow from subsidiary operations
Equity dividends paid to Rio Tinto shareholders	(464)	–	(464)
Net proceeds from issue of ordinary shares in Rio Tinto	13	–	13
Finance lease principal payments	–	(11)	(11)
Net proceeds from issue of new borrowings	77	(1)	76
Repayment of borrowings	(1,204)	(13)	(1,217)
Cash flow relating to liquid resources not classified as cash and cash equivalents	34	(1)	33

Cash used in financing activities	(1,544)	(26)	(1,570)

Increase in cash and cash equivalents	82	(42)	40

Cash flow from operations
Profit for the period	1,459	164	1,623
Taxation	291	(63)	228
Net interest payable and amortisation of discount	112	–	112
Share of profit after tax of jointly controlled entities and associates	(325)	49	(276)
Profit on disposals of interests in businesses	(606)	(269)	(875)
Depreciation and amortisation	586	(20)	566
Charge for impairment	160	–	160
Exploration and evaluation charged against profit	72	–	72
Provisions	65	2	67
Utilisation of provisions	(72)	2	(70)
Change in inventories	(101)	(21)	(122)
Change in trade and other receivables	(81)	(14)	(95)
Change in trade and other payables	23	80	103
Losses on derivatives not qualifying as hedges under IFRS	–	9	9
Exchange losses on external debt and intragroup balances	–	191	191
Other items	18	21	39

	1,601	131	1,732

Group balance sheet
At 30 June 2004

	UK GAAP	Adjustments	IFRS
	US$m	US$m	US$m

Non-current assets
Goodwill	1,078	(93)	985
Intangible assets	86	80	166
Property, plant and equipment	14,689	179	14,868
Investments in jointly controlled entities and associates	2,159	(404)	1,755
Loans to jointly controlled entities	130	–	130
Inventories	28	30	58
Trade and other receivables	634	140	774
Deferred tax assets	37	(12)	25
Tax recoverable	137	(13)	124
Derivatives related to net debt	–	336	336
Other financial assets	158	91	249

	19,136	334	19,470

Current assets
Inventories	1,788	(43)	1,745
Loans to jointly controlled entities	34	9	43
Trade and other receivables	1,601	67	1,668
Tax recoverable	26	(2)	24
Derivatives related to net debt	–	4	4
Other financial assets	152	34	186
Other liquid resources	2	–	2
Cash and cash equivalents	357	(3)	354

	3,960	66	4,026

Current liabilities
Bank overdrafts repayable on demand	(125)	3	(122)
Borrowings	(1,248)	566	(682)
Trade and other payables	(1,870)	408	(1,462)
Tax payable	(114)	16	(98)
Provisions	(220)	(11)	(231)

	(3,577)	982	(2,595)

Net current assets	383	1,048	1,431

Non-current liabilities
Borrowings	(3,472)	(973)	(4,445)
Trade and other payables	(149)	(516)	(665)
Tax payable	(90)	13	(77)
Deferred tax liabilities	(1,185)	(695)	(1,880)
Provisions	(3,004)	(151)	(3,155)

	(7,900)	(2,322)	(10,222)

Net assets	11,619	(940)	10,679

Capital and reserves
Share capital
- Rio Tinto plc	155	17	172
- Rio Tinto Limited (excl. Rio Tinto plc interest)	1,002	–	1,002
Share premium account	1,641	172	1,813
Other reserves	254	(611)	(357)
Profit and loss account	7,633	(349)	7,284

Total shareholders' equity	10,685	(771)	9,914
Attributable to outside equity shareholders	934	(169)	765

Total equity	11,619	(940)	10,679

Group statement of recognised income and expense under IFRS
Six months ended 30 June 2004

		Attributable	Outside	Total
		to the	interests
		parents
		US$m	US$m	US$m

Profit for the period		1,611	12	1,623
Actuarial gains/(losses) on post retirement benefit plans		13	(2)	11

Total recognised income for the period		1,624	10	1,634

Statement of changes in equity under IFRS
Six months ended 30 June 2004

		Equity	Outside	Total
		attributable	interests	equity
		to the
		parents
		US$m	US$m	US$m

Balance at 1 January 2004		9,200	823	10,023

Currency translation adjustment		(464)	(44)	(508)
Total recognised income for the period		1,624	10	1,634
Employee share options charged to income statement		10	–	10
Dividends		(469)	(24)	(493)
Subsidiaries disposed of		–	–	–
Ordinary shares issued		13	–	13

Balance at 30 June 2004		9,914	765	10,679

Reconciliation of net earnings to Underlying earnings under IFRS

	Pre-tax	Taxation	Outside	Net
			interests	amount
Adjustments				US$m

Gains/(losses) relating to disposals of:
- Subsidiaries	(1)	–	–	(1)
- Joint ventures	(3)	–	–	(3)
- Associates	751	–	–	751
- Other investments and undeveloped properties	128	–	–	128

	875	–	–	875

Impairment charges
- Colowyo	(160)	–	–	(160)

	(160)	–	–	(160)

Exchange differences and derivatives
- Exchange losses on external US$ debt and intragroup balances	(191)	101	10	(80)
- Losses on derivatives not qualifying for hedge accounting	(9)	2	–	(7)
- Exchange differences and non-qualifying derivatives in jointly controlled
entities and associates (net of tax)	(10)	–	–	(10)

	(210)	103	10	(97)

Total excluded from Underlying earnings	505	103	10	618

Net earnings	1,851	(228)	(12)	1,611

Underlying earnings	1,346	(331)	(22)	993

This alternative measure of earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. The items to be excluded from Net earnings in arriving at ‘Underlying earnings’ are as follows:

–	Gains and losses arising on the disposal of interests in businesses and undeveloped properties
–	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure
–	Exchange gains and losses on US dollar debt and intragroup balances
–	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts
–	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar
–	Other credits and charges that individually, or in aggregate if of a similar type, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance.

Prima facie tax reconciliation under IFRS
Six months ended 30 June 2004

					US$m

Profit before taxation					1,851
Deduct: share of net profit of jointly controlled entities and associates					(276)

Parent companies' and subsidiaries' profit before tax					1,575

Prima facie tax payable at UK and Australian rate of 30%					473

Impact of items excluded from Underlying earnings					(262)

Permanent differences relating to:
Other tax rates applicable outside the UK and Australia					(20)
Resource depletion and other depreciation allowances					(14)
Research, development and other investment allowances					(2)
Exchange differences relating to deferred tax balances					16
Other					37

					17

Total taxation charge for the six months ended 30 June 2004					228

Consolidated net debt under IFRS
At 30 June 2004

		Cash and	Other	Borrowings	Net debt
		cash	liquid
		equivalents	resources		US$m

Analysis of changes in consolidated net debt
At 1 January		241	34	(5,985)	(5,710)
Adjustment on currency translation		(23)	1	259	237
Exchange losses charged to the income statement		(26)	–	(181)	(207)
Exchange losses taken through reserves		–	–	(32)	(32)
Finance lease principal repayments		–	–	11	11
Per cash flow statement		40	(33)	1,141	1,148

Net debt at 30 June 2004		232	2	(4,787)	(4,553)

	Derivatives	Cash and	Other	Borrowings	Net debt
	related to net	cash	liquid
	debt	equivalents	resources		US$m

Reconciliation to balance sheet categories
Non-current	336	–	–	(4,445)	(4,109)
Current	4	354	2	(682)	(322)
Bank overdrafts repayable on demand	–	–	–	(122)	(122)

Total per balance sheet	340	354	2	(5,249)	(4,553)
Reallocations	(340)	(122)	–	462	–

Net debt per above	–	232	2	(4,787)	(4,553)

					US$m

Reconciliation to UK GAAP net debt
Net debt reported under UK GAAP					(4,486)
Effect of reclassification of subsidiaries and joint ventures					(67)

Net debt reported under IFRS					(4,553)

Product analysis
Six months ended 30 June 2004

IFRS		UK GAAP	Adjustments	IFRS
%		US$m	US$m	US$m

	Gross turnover
16.1	Copper	1,094	-	1,094
5.0	Gold (all sources)	338	-	338
20.0	Iron ore	1,362	(2)	1,360
18.1	Coal	1,207	23	1,230
16.2	Aluminium	1,158	(55)	1,103
14.2	Industrial minerals	967	-	967
5.4	Diamonds	366	-	366
5.0	Other products	347	-	347

100.0		6,839	(34)	6,805

	Net earnings
35.6	Copper, gold and by-products	404	9	413
21.7	Iron ore	248	3	251
13.1	Coal	110	42	152
14.0	Aluminium	159	3	162
7.9	Industrial minerals	102	(11)	91
7.7	Diamonds	86	4	90
	Other products	(2)	2	-

100.0		1,107	52	1,159
	Exploration and evaluation	(59)	10	(49)
	Net interest	(33)	(10)	(43)
	Other items	(22)	(52)	(74)

	Underlying earnings	993	-	993
	Items excluded from Underlying earnings	446	172	618

	Net earnings	1,439	172	1,611

Geographical analysis (by country of origin)
Six months ended 30 June 2004

IFRS		UK GAAP	Adjustments	IFRS
%		US$m	US$m	US$m

	Gross turnover
31.8	North America	2,150	11	2,161
47.1	Australia and New Zealand	3,192	10	3,202
7.7	South America	523	-	523
5.6	Africa	383	-	383
2.4	Indonesia	165	-	165
5.4	Europe and other countries	426	(55)	371

100.0		6,839	(34)	6,805

	Net earnings
34.9	North America	344	18	362
47.5	Australia and New Zealand	485	7	492
16.3	South America	170	(1)	169
(0.4)	Africa	(1)	(3)	(4)
1.1	Indonesia	12	(1)	11
0.6	Europe and other countries	16	(10)	6

100.0		1,026	10	1,036
	Net interest	(33)	(10)	(43)

	Underlying earnings	993	-	993
	Items excluded from Underlying earnings	446	172	618

	Net earnings	1,439	172	1,611

The above analyses include Rio Tinto's share of the results of jointly controlled entities and associates including interest.

The amortisation of discount is included in the applicable product category and geographical area. Other financing costs of subsidiaries are included in 'Net interest'.

Rio Tinto financial information by business unit
Six months ended 30 June 2004

		Gross turnover (a)		EBITDA (b)		Net earnings (c)
	Rio Tinto
	interest	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	%	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	840	840	358	348	185	179
Robe River	53.0	270	270	149	146	50	59
Iron Ore Company of Canada	58.7	238	238	49	49	13	14
Rio Tinto Brasil		53	53	20	20	5	5

		1,401	1,401	576	563	253	257

Energy
Kennecott Energy	100.0	528	540	128	141	39	80
Rio Tinto Coal Australia	100.0	679	691	191	191	71	72
Rössing	68.6	48	48	11	11	–	–
Energy Resources of Australia	68.4	72	72	28	28	5	5

		1,327	1,351	358	371	115	157

Industrial Minerals		943	943	258	251	99	88

Aluminium	(d)	1,176	1,119	337	323	159	162

Copper
Kennecott Utah Copper	100.0	520	520	247	247	138	151
Escondida	30.0	461	461	315	315	183	182
Freeport		43	43	7	7	(4)	(4)
Grasberg joint venture	40.0	47	47	9	6	(6)	(8)
Palabora	49.2	152	152	(6)	(6)	(9)	(9)
Kennecott Minerals	100.0	130	130	67	68	40	43
Other Copper		124	124	64	63	40	39

		1,477	1,477	703	700	382	394

Diamonds
Argyle	100.0	195	195	69	69	32	36
Diavik	60.0	171	170	129	129	54	54
Murowa	78.0	–	–	–	–	–	–

		366	365	198	198	86	90

Other Operations		94	94	38	38	13	11

Product Group total		6,784	6,750	2,468	2,444	1,107	1,159

Other items		55	55	(97)	(105)	(22)	(74)
Exploration and evaluation				(72)	(55)	(59)	(49)
Net interest						(33)	(43)

Underlying earnings				2,299	2,284	993	993
Items excluded from Underlying earnings				456	865	446	618

Total		6,839	6,805	2,755	3,149	1,439	1,611

Depreciation & amortisation in subsidiaries				(586)	(566)
Impairment charges				(10)	(150)
Depreciation & amortisation in jointly controlled entities and associates				(128)	(109)
Taxation and finance items in jointly controlled entities and associates				(169)	(161)

Profit before finance costs and tax				1,862	2,163

(a)	Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of jointly controlled entities and associates. UK GAAP turnover has been restated to gross up certain amounts charged to customers for freight and handling, which previously were deducted from operating costs.
(b)	EBITDA of subsidiaries, jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount, but exclude movements relating to foreign exchange on net debt, and the impact of fair value adjustments to derivatives not qualifying for hedge accounting under IFRS. Business unit net earnings exclude items that are not included in the Group's definition of Underlying earnings.
(d)	Includes Rio Tinto's interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(e)	Business units have been classified above according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.
(f)	Certain items previously reported as central items have been allocated to the Business Units to which they relate. This reflects the way in which this information will be presented in the Group's first complete set of IFRS financial statements for the year ending 31 December 2005.

Rio Tinto financial information by business unit (continued)
Six months ended 30 June 2004

		Capital expenditure (g)		Depreciation & amortisation (h)		Operating assets (i)
	Rio Tinto
	interest	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	%	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	325	329	86	83	1,663	1,680
Robe River	53.0	38	37	46	41	1,694	1,448
Iron Ore Company of Canada	58.7	12	12	16	17	479	470
Rio Tinto Brasil		6	6	3	3	75	86

		381	384	151	144	3,911	3,684

Energy
Kennecott Energy	100.0	102	96	65	51	453	810
Rio Tinto Coal Australia	100.0	17	25	78	80	1,316	1,244
Rössing	68.6	1	1	8	8	52	52
Energy Resources of Australia	68.4	2	2	14	14	166	166

		122	124	165	153	1,987	2,272

Industrial Minerals		78	73	87	85	2,055	2,051

Aluminium		219	258	90	79	3,220	2,958

Copper
Kennecott Utah Copper	100.0	20	26	46	46	1,124	1,149
Escondida	30.0	36	36	25	25	498	477
Freeport		–	–	3	3	–	–
Grasberg joint venture	40.0	17	16	19	19	405	378
Palabora	49.2	19	19	22	22	472	472
Kennecott Minerals	100.0	13	13	16	17	134	114
Other Copper		32	38	15	15	159	159

		137	148	146	147	2,792	2,749

Diamonds
Argyle	100.0	47	47	20	16	567	531
Diavik	60.0	25	25	32	31	615	591
Murowa	78.0	8	8	–	–	10	10

		80	80	52	47	1,192	1,132

Other Operations		21	7	14	14	219	211

Product Group total		1,038	1,074	705	669	15,376	15,057

Other items		4	4	8	155	(287)	(613)
Exploration and evaluation		–	–	1	1	82	23
Less: jointly controlled entities and associates		(78)	(55)	(128)	(109)

Total		964	1,023	586	716	15,171	14,467

Less: net debt						(4,486)	(4,553)

Total shareholders' equity						10,685	9,914

(g)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(h)	Depreciation figures include 100 per cent of subsidiaries' depreciation and amortisation and include Rio Tinto's share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation charge for the Group.
(i)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For jointly controlled entities and associates, Rio Tinto's net investment is shown.

Directors’ responsibilities

The directors are required by UK and Australian Company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.

For the year ending 31 December 2005, the directors will be preparing the Group’s financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time. As part of the transition to IFRS, the directors are presenting financial information prepared under IFRS for the year ended 31 December 2004 and the six months ended 30 June 2004.

The directors are responsible for the selection of the accounting policies and the selection of transition options under IFRS1, including the assumptions made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Group’s first complete set of IFRS financial statements are prepared.

The directors are responsible for maintaining proper accounting records, and they have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Group's website. The work carried out by the independent accountants does not involve responsibility for any changes that may have occurred to the IFRS financial information since it was initially loaded on to the website.

Directors’ declaration

The IFRS financial information for the year ended 31 December 2004 and period ended 30 June 2004 has been prepared in accordance with the basis of preparation and accounting policies set out on pages 9 to 14. We consider that the accounting policies and transition options we have selected are appropriate for Rio Tinto’s business and supported by reasonable and prudent judgements.

The IFRS financial information has been prepared on the going concern basis since, in our opinion, each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board

G R Elliott Finance Director
5 May 2005

Special Purpose Audit Report

To Rio Tinto plc and Rio Tinto Limited (‘the Companies’) on their International Financial Reporting Standards (‘IFRS’) Financial Information for the Year Ended 31 December 2004.

We have audited the IFRS balance sheet of the Rio Tinto Group (comprising the Companies and their subsidiaries) as at 31 December 2004, the related Group IFRS income statement and the Group IFRS cash flow statement for the year then ended and the related notes (hereinafter referred to as ‘the IFRS financial information’) set out on pages 15 to 22.

The IFRS financial information for the year ended 31 December 2004 has been prepared by the Companies as part of their transition to IFRS and, as described on page 9, the directors of the Companies expect to include it as comparative financial information in the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005.

Respective responsibilities of directors and auditors
The directors of the Companies are responsible for the preparation of the IFRS financial information.

Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession’s ethical guidance and the terms of our engagement. Under the terms of engagement, we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation and accounting policies set out on pages 9 to 14.

This report, including the opinion, has been prepared for, and only for, the Companies for the purposes of assisting with their transition to IFRS and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group’s circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we have also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of matter
Without qualifying our opinion, we draw your attention to the fact that, as explained on page 9, the IFRS financial information may require adjustment before its inclusion as comparative information in the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005.

This is because further Interpretations may be issued by the International Financial Reporting Interpretations Committee, and further Standards may be issued by the International Accounting Standards Board. Furthermore, the directors have assumed that the EU will endorse certain Standards and Interpretations currently in issue that have not yet been endorsed. In addition, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve.

At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied in the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005 may be subject to change.

Opinion
In our opinion, the IFRS financial information set out on pages 15 to 22 has been prepared, in all material respects, in accordance with the basis of preparation and accounting policies set out on pages 9 to 14, which describe how IFRS has been applied under IFRS 1, including the assumptions made by the directors of the Companies about the Standards and Interpretations expected to be effective, and the policies expected to be adopted, when they prepare the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Perth
5 May 2005	5 May 2005
In respect of Rio Tinto plc	In respect of Rio Tinto Limited

Special Purpose Review Report

To Rio Tinto plc and Rio Tinto Limited (‘the Companies’) on their International Financial Reporting Standards (‘IFRS’) Financial Information for the Six Months Ended 30 June 2004.

We have reviewed the IFRS balance sheet of the Rio Tinto Group (comprising the Companies and their subsidiaries) as at 30 June 2004, the related Group IFRS income statement and the Group IFRS cash flow statement for the six months then ended and the related notes (hereinafter referred to as “the IFRS interim financial information”) set out on pages 23 to 30.

The IFRS interim financial information has been prepared by the Companies as part of their transition to IFRS and, as described on page 9, the directors of the Companies expect to include it as comparative information in the Group’s half year report for the period ending 30 June 2005.

Directors’ responsibilities
The IFRS interim financial information is the responsibility of, and has been approved by, the directors of the Companies. The directors are responsible for preparing the interim IFRS financial information in accordance with the basis of preparation and accounting policies set out on pages 9 to 14, which describe how IFRS has been applied under IFRS 1, including the assumptions made by directors of the Companies about the Standards and Interpretations expected to be adopted when they prepare the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the IFRS interim financial information and underlying financial data and, based thereon, assessing whether the basis of preparation and accounting policies set out on pages 9 to 14 have been consistently applied in preparing the interim IFRS financial information. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.

Accordingly, we do not express an audit opinion on the IFRS interim financial information. This report, including the conclusion, has been prepared for and only for the Companies for the purposes of assisting with their transition to IFRS and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Emphasis of matter
Without modifying our review conclusion, we draw your attention to the fact that, as explained on page 9, the basis of preparation and accounting policies used to draw up the IFRS interim financial information may require adjustment before the Group issues its first complete set of IFRS financial statements for the year ending 31 December 2005.

This is because further Interpretations may be issued by the International Financial Reporting Interpretations Committee, and further Standards may be issued by the International Accounting Standards Board. Furthermore, the directors have assumed that the EU will endorse certain Standards and Interpretations currently in issue that have not yet been endorsed. Furthermore, the directors have assumed that the EU will endorse certain Standards and Interpretations currently in issue that have not yet been endorsed. In addition, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve.

At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied in the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005 may be subject to change.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the IFRS interim financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Perth
5 May 2005	5 May 2005
In respect of Rio Tinto plc	In respect of Rio Tinto Limited

Reconciliation of earnings
Year ended 31 December 2004

		IFRS adjustments			Non IFRS adjustments

	UK GAAP	Goodwill		Exchange /	Other IFRS	Exploration	US tax	IFRS
	US$m	amortisation	Deferred tax	derivatives	adjustments	reclassification	reallocation	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	447	–	–	–	3	(20)	–	430
Robe River	119	10	7	–	(1)	(5)	–	130
Iron Ore Company of Canada	3	–	1	–	–	–	–	4
Rio Tinto Brasil	1	–	–	–	–	–	–	1

	570	10	8	–	2	(25)	–	565

Energy
Kennecott Energy	119	37	–	–	21	–	3	180
Rio Tinto Coal Australia	231	–	9	–	(3)	(1)	–	236
Rössing	(4)	–	–	–	–	–	–	(4)
Energy Resources of Australia	19	–	–	–	–	–	–	19

	365	37	9	–	18	(1)	3	431

Industrial Minerals	223	3	(1)	–	22	–	(4)	243

Aluminium	334	13	7	(11)	(12)	–	–	331

Copper
Kennecott Utah Copper	294	–	–	–	–	–	17	311
Escondida	416	–	(10)	–	–	–	–	406
Freeport	(4)	–	–	–	–	–	–	(4)
Grasberg joint venture	38	–	(2)	–	–	(4)	–	32
Palabora	(21)	–	–	–	–	–	–	(21)
Kennecott Minerals	79	–	–	–	–	–	3	82
Other Copper	54	–	–	–	–	–	–	54

	856	–	(12)	–	–	(4)	20	860

Diamonds
Argyle	23	14	3	–	–	–	–	40
Diavik	145	–	–	–	2	–	–	147
Murowa	1	–	–	–	–	–	–	1

	169	14	3	–	2	–	–	188

Other Operations	27	–	(1)	–	–	–	(1)	25

Product Group total	2,544	77	13	(11)	32	(30)	18	2,643

Other items	(114)	–	(20)	–	(31)	–	(9)	(174)
Exploration and evaluation	(152)	–	–	–	–	30	(6)	(128)
Net interest	(57)	–	–	–	(9)	–	(3)	(69)

Underlying earnings	2,221	77	(7)	(11)	(8)	–	–	2,272
Items excluded from Underlying earnings	592	–	–	92	262	–	–	946

Net earnings	2,813	77	(7)	81	254	–	–	3,218

Reconciliation of EBITDA		IFRS adjustments			Non IFRS
Year ended 31 December 2004
				Other
	UK GAAP	Goodwill	JV/sub	IFRS	Exploration	IFRS
	US$m	amortisation	reclass	adjustments	reclassification	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	800	–	–	–	(28)	772
Robe River	325	–	–	–	(7)	318
Iron Ore Company of Canada	55	–	–	–	–	55
Rio Tinto Brasil	31	–	–	–	–	31

	1,211	–	–	–	(35)	1,176

Energy
Kennecott Energy	277	–	21	–	–	298
Rio Tinto Coal Australia	540	–	(1)	–	(3)	536
Rössing	8	–	–	–	–	8
Energy Resources of Australia	70	–	–	–	–	70

	895	–	20	–	(3)	912

Industrial Minerals	538	–	–	16	–	554

Aluminium	720	–	(13)	(19)	–	688

Copper
Kennecott Utah Copper	498	–	–	–	–	498
Escondida	699	–	–	–	–	699
Freeport	7	–	–	–	–	7
Grasberg joint venture	102	–	–	–	(4)	98
Palabora	(20)	–	–	–	–	(20)
Kennecott Minerals	129	–	1	–	–	130
Other Copper	91	–	–	1	(1)	91

	1,506	–	1	1	(5)	1,503

Diamonds
Argyle	102	–	–	–	–	102
Diavik	316	–	–	–	–	316
Murowa	1	–	–	–	–	1

	419	–	–	–	–	419

Other Operations	81	–	–	–	–	81

Product Group total	5,370	–	8	(2)	(43)	5,333

Other items	(221)	–	(4)	(25)	–	(250)
Exploration and evaluation	(187)	–	–	2	43	(142)

Underlying EBITDA	4,962	–	4	(25)	–	4,941
Items excluded from Underlying EBITDA	771	–	139	260	–	1,170

Total	5,733	–	143	235	–	6,111

Depreciation & amortisation in subsidiaries	(1,204)	73	(46)	6	–	(1,171)
Impairment charges	(408)	–	(140)	–	–	(548)
Depreciation & amortisation in jointly controlled entities and associates	(271)	4	39	–	–	(228)
Taxation and finance items in jointly controlled entities and associates	(394)	–	76	4	–	(314)

Profit before finance costs and tax	3,456	77	72	245	–	3,850

Reconciliation of net earnings
Six months ended 30 June 2004
			IFRS adjustments			Non IFRS adjustments

	UK GAAP	Goodwill		Exchange /	Other IFRS	Exploration	US tax	IFRS
	US$m	amortisation	Deferred tax	Derivatives	adjustments	reclassification	reallocation	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	185	–	–	–	–	(6)	–	179
Robe River	50	7	4	–	–	(2)	–	59
Iron Ore Company of Canada	13	–	1	–	–	–	–	14
Rio Tinto Brasil	5	–	–	–	–	–	–	5

	253	7	5	–	–	(8)	–	257

Energy
Kennecott Energy	39	19	–	–	8	–	14	80
Rio Tinto Coal Australia	71	–	3	–	(2)	–	–	72
Rössing	–	–	–	–	–	–	–	–
Energy Resources of Australia	5	–	–	–	–	–	–	5

	115	19	3	–	6	–	14	157

Industrial Minerals	99	2	2	–	(16)	–	1	88

Aluminium	159	5	4	(6)	–	–	–	162

Copper
Kennecott Utah Copper	138	–	–	–	–	–	13	151
Escondida	183	–	(1)	–	–	–	–	182
Freeport	(4)	–	–	–	–	–	–	(4)
Grasberg joint venture	(6)	–	–	–	–	(2)	–	(8)
Palabora	(9)	–	–	–	–	–	–	(9)
Kennecott Minerals	40	–	–	–	–	–	3	43
Other Copper	40	–	–	–	–	(1)	–	39

	382	–	(1)	–	–	(3)	16	394

Diamonds
Argyle	32	4	1	–	(1)	–	–	36
Diavik	54	–	–	–	–	–	–	54
Murowa	–	–	–	–	–	–	–	–

	86	4	1	–	(1)	–	–	90

Other Operations	13	–	(2)	–	–	–	–	11

Product Group total	1,107	37	12	(6)	(11)	(11)	31	1,159

Other items	(22)	–	(8)	–	(20)	–	(24)	(74)
Exploration and evaluation	(59)	–	–	–	–	11	(1)	(49)
Net interest	(33)	–	–	–	(4)	–	(6)	(43)

Underlying earnings	993	37	4	(6)	(35)	–	–	993
Items excluded from Underlying earnings	446	–	–	(97)	269	–	–	618

Total	1,439	37	4	(103)	234	–	–	1,611

Reconciliation of EBITDA		IFRS adjustments			Non IFRS
Six months ended 30 June 2004

				Other
	UK GAAP	Goodwill	JV/sub	IFRS	Exploration	IFRS
	US$m	amortisation	reclass	adjustments	reclassification	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	358	–	–	–	(10)	348
Robe River	149	–	–	–	(3)	146
Iron Ore Company of Canada	49	–	–	–	–	49
Rio Tinto Brasil	20	–	–	–	–	20

	576	–	–	–	(13)	563

Energy
Kennecott Energy	128	–	13	–	–	141
Rio Tinto Coal Australia	191	–	–	–	–	191
Rössing	11	–	–	–	–	11
Energy Resources of Australia	28	–	–	–	–	28

	358	–	13	–	–	371

Industrial Minerals	258	–	–	(7)	–	251

Aluminium	337	–	(1)	(13)	–	323

Copper
Kennecott Utah Copper	247	–	–	–	–	247
Escondida	315	–	–	–	–	315
Freeport	7	–	–	–	–	7
Grasberg joint venture	9	–	–	–	(3)	6
Palabora	(6)	–	–	–	–	(6)
Kennecott Minerals	67	–	1	–	–	68
Other Copper	64	–	–	–	(1)	63

	703	–	1	–	(4)	700

Diamonds
Argyle	69	–	–	–	–	69
Diavik	129	–	–	–	–	129
Murowa	–	–	–	–	–	–

	198	–	–	–	–	198

Other Operations	38	–	–	–	–	38

Product Group total	2,468	–	13	(20)	(17)	2,444

Other items	(97)	–	(1)	(7)	–	(105)
Exploration and evaluation	(72)	–	–	–	17	(55)

Underlying EBITDA	2,299	–	12	(27)	–	2,284
Items excluded from Underlying EBITDA	456	–	140	269	–	865

Total	2,755	–	152	242	–	3,149

Depreciation & amortisation in subsidiaries	(586)	37	(21)	4	–	(566)
Impairment charges	(10)	–	(140)	–	–	(150)
Depreciation & amortisation in jointly controlled entities and associates	(128)	–	19	–	–	(109)
Taxation and finance items in jointly controlled entities and associates	(169)	–	26	(18)	–	(161)

Profit before finance costs and tax	1,862	37	36	228	–	2,163